UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/A
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 1)
GUIDELINE, INC.
(Name of Subject Company)
GUIDELINE, INC.
(Names of Persons Filing Statement)
Common Stock, par value $0.0001 per share
and
Series A Preferred Stock, par value $0.0001 per share
(Title of Class of Securities)
Common Stock — 401 716 10 5
Series A Preferred Stock — None
(CUSIP Number of Class of Securities)
Marc Litvinoff
Chief Executive Officer
Guideline, Inc.
625 Avenue of the Americas
New York, NY 10011
(212) 645-4500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Mitchell D. Hollander, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas
New York, NY 10019
(212) 541-6222
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 8. ADDITIONAL INFORMATION.
ITEM 9. EXHIBITS.
SIGNATURE

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) on July 23, 2007, by Guideline, Inc., a New York corporation (the “Company” or “Guideline”). The Schedule 14D-9 relates to an offer by infoUSA Inc., a Delaware corporation (“infoUSA”), and Knickerbocker Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of infoUSA, to purchase all of (i) the Company’s common stock, par value $0.0001 per share (the “Common Stock”), and (ii) the Company’s Series A Preferred Stock, par value $0.0001 per share (the “Preferred Stock”, and together with the Common Stock, the “Shares”). Unless otherwise indicated, all capitalized terms referred to herein shall have the same meaning as set forth in the Schedule 14D-9.
ITEM 8. ADDITIONAL INFORMATION.
     Item 2 is hereby amended by adding the following section (c) to the end of item 2:
     (c)       Expiration of Offer; Subsequent Offering Period
     The Offer initially expired at 12:00 midnight, New York City time, at the end of August 17, 2007. Based on information provided by Wells Fargo Bank, N.A., the paying agent for the Offer, a total of 20,053,384 shares of Common Stock, representing approximately 89% of the outstanding shares of Common Stock of Guideline and a total of 333,333 shares of Preferred Stock, representing all of the outstanding shares of Preferred Stock of Guideline, were validly tendered prior to the expiration of the Offer and not withdrawn as of the expiration of the Offer. Purchaser accepted such tendered Shares for payment pursuant to the terms of the Offer.
     On August 20, 2007, the Parent announced in a press release that Purchaser had commenced a subsequent offering period for all remaining untendered Shares expiring at 12:00 midnight EDT at the end of Wednesday, August 22, 2007. Subject to the terms and conditions of the Offer, shareholders of the Company tendering shares of Common Stock during the subsequent offering period will receive $1.35 in cash, without interest, for each share of Common Stock tendered, which is the same amount paid to holders of Common Stock who tendered in the Offer. Shares properly tendered during the subsequent offering period will be accepted as they are tendered and paid for promptly. Procedures for tendering shares of Common Stock during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) Shares cannot be delivered by the guaranteed delivery procedure, and (2) Shares tendered during the subsequent offering period may not be withdrawn. A copy of the August 20, 2007, press release issued by the Parent announcing the expiration of the Offer, the acceptance of the Shares tendered during the Offer, the commencement of the subsequent offering period, and the expected completion of the merger is filed as Exhibit (a)(6) hereto and is incorporated herein by reference.
ITEM 9. EXHIBITS.
     The following Exhibit is added to Item 9:
(a)(6) Press Release issued by infoUSA Inc. on August 20, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by infoUSA with the SEC on August 20, 2007).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GUIDELINE, INC.
By:	/s/ Peter Stone
	Name:	Peter Stone
	Title:	Chief Financial Officer

Date: August 20, 2007